2/9/06 S.S
AB
2/9/06



05076765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-08132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERNARD L. MADOFF INVESTMENT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Enrica Cotellessa-Pitz 212-230-2424 Ext.2429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friehling & Horowitz, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

337 North Main Street (Address) New City (City) New York (State) 10956 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard L. Madoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard L. Madoff Investment Securities LLC, as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Sole Member

Title



Notary Public

H. DAVID BERKOWITZ
NOTARY PUBLIC, State of New York
No. 60-4963036
Qualified in Westchester County
Commission Expires February 26, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ** ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- *** ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* See Note 3 Supplementary Information

** See Note 1 Supplementary Information

*** See Note 2 Supplementary Information

BERNARD L. MADOFF INVESTMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2005

FRIEHLING & HOROWITZ
CERTIFIED PUBLIC ACCOUNTANTS

FRIEHLING & HOROWITZ, CPA'S, P.C.
337 NORTH MAIN STREET
NEW CITY, NEW YORK 10956
PHONE: 845-639-0501
FAX: 845-639-0508

Bernard L. Madoff Investment Securities LLC
885 Third Avenue
New York, New York 10022

INDEPENDENT AUDITORS' REPORT

Gentlemen:

We have audited the accompanying statement of financial condition of Bernard L. Madoff Investment Securities LLC (the "Company") as of October 31, 2005. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bernard L. Madoff Investment Securities LLC at October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

New City, New York
December 14, 2005

Friehling & Horowitz, CPA's, P.C.

BERNARD L. MADOFF INVESTMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2005

ASSETS

Cash and cash equivalents	$230,477,000
Cash segregated in compliance with federal and other regulations	1,716,000
Securities borrowed	226,302,000
Receivable from brokers, dealers and others	14,519,000
U.S. government and federal agency obligations owned, at market value	71,960,000
Other securities owned, at market value	361,199,000
Securities owned not readily marketable, at estimated fair value	2,030,000
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation)	6,509,000
Membership in exchange	3,694,000
TOTAL ASSETS	$918,406,000

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENT

BERNARD L. MADOFF INVESTMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2005

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$ 10,095,000
Payable to brokers, dealers and others	11,979,000
Securities sold, but not yet purchased, at market value	336,570,000
Accounts payable, accrued expenses, taxes and other liabilities	5,762,000
TOTAL LIABILITIES	$364,406,000
MEMBER'S EQUITY	554,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$918,406,000

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENT